Exhibit 99.1

THIS ANNOUNCEMENT IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION OR FORWARDING, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA, THE RUSSIAN FEDERATION OR ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES OF THE SECURITIES OR SUCH PUBLICATION, RELEASE OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION

17 February 2021

Ozon Holdings PLC Announces Proposed Offering of

Convertible Bonds

Ozon Holdings PLC. (NASDAQ and MOEX: “OZON”) (“Ozon” or the “Company”), a leading Russian e-commerce platform, announces the launch of an offering of approximately US$ 650 million in aggregate principal amount of senior unsecured convertible bonds due 2026 (the “Offering” and the “Bonds”).The Bonds will be convertible into American Depositary Shares (“ADSs”) of Ozon listed on the NASDAQ, each ADS representing one ordinary share of the Company.

The Company intends to issue the Bonds at 100% of their principal amount in minimum denominations of US$ 200,000 each and, unless previously purchased and cancelled, redeemed or converted, each will be redeemed at par on 24 February 2026. The Bonds are expected to carry a coupon of between 1.625% and 2.125% per annum, payable semi-annually in arrear on August 24 and February 24 in each year, with the first interest payment date on August 24, 2021.The initial conversion price is expected to be set at a conversion premium of 40.0% to 45.0% above the volume weighted average price of one ADS on the NASDAQ Global Select Market between opening and closing of trading on 17 February 2021. The volume weighted average price will be announced by press release after the close of trading on the NASDAQ on that day. The conversion rights will be satisfied, at Ozon’s election, with cash, ADSs, or any combination thereof.

The initial conversion price of the Bonds will be subject to adjustments for any dividends as well as other standard convertible market anti-dilution adjustments. Bondholders will have the right to convert their Bonds into ADSs at the then prevailing conversion price on any date from (and including) 6 April 2021, up to (and including) until the date falling 50 New York dealing days prior to the final maturity date (unless previously redeemed).

The Company will be entitled to redeem the Bonds at any time (i) on or after 10 March 2024 if the value of the ADSs deliverable upon conversion of the Bonds is equal to or exceeds 130% of the principal amount of a Bond over a certain period or (ii) if 15% or less of the aggregate principal amount of the Bonds originally issued remain outstanding.

The Company expects to issue the Bonds on or around 24 February 2021 (the “Settlement Date”), and it will make an application for the Bonds to be listed on an internationally recognized, regularly operating stock exchange within 90 days after the settlement date of the Bonds.

The Company intends to use the net proceeds of the Offering primarily for organic growth, expansion into new verticals, strategic investments, and general corporate purposes.

Under the terms of the Offering, the lock-up period will commence from the launch date until 90 calendar days after the Settlement Date for the Issuer, on the terms consistent with a recent public equity market transaction of the Issuer, subject to certain exceptions and waiver by the Joint Bookrunners. The lock-up from the recent public equity market transaction of the Issuer will remain in force for all other parties subject to it.

The Bonds and the ADSs have not been, and will not be, registered under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds and the ADSs may not be offered or sold in the United States absent registration or pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act. The Bonds will be offered in reliance on Regulation S under the Securities Act through a private placement only to institutional investors that are not U.S. persons, outside the United States. This press release is being issued in accordance with Rule 135c under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the Bonds or the ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

For further information please contact:

Investors

Maryia Berasneva-McNamara, Head of Investor Relations

Email: ir@ozon.ru

Press:

Maria Zaikina, Director of Public & Industry Relations

Email: pr@ozon.ru

FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING, BUT NOT LIMITED TO, WHETHER OZON WILL OFFER THE BONDS, THE ANTICIPATED TERMS OF THE OFFERING, WHETHER OZON WILL BE ABLE TO CONSUMMATE THE OFFERING, THE FINAL TERMS OF THE OFFERING, THE SATISFACTION OF CUSTOMARY CLOSING CONDITIONS WITH RESPECT TO THE OFFERING OF THE BONDS, PREVAILING MARKET CONDITIONS, THE ANTICIPATED USE OF THE NET PROCEEDS OF THE OFFERING OF THE BONDS AND THE IMPACT OF GENERAL ECONOMIC, INDUSTRY OR POLITICAL CONDITIONS. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF THE WORDS “MAY,” “WILL,” “EXPECT,” “INTEND,” AND OTHER SIMILAR EXPRESSIONS. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON ESTIMATES AND ASSUMPTIONS BY OZON’S MANAGEMENT THAT, ALTHOUGH BELIEVED TO BE REASONABLE, ARE INHERENTLY UNCERTAIN AND SUBJECT TO A NUMBER OF RISKS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PREDICTED BY OZON’S FORWARD-LOOKING STATEMENTS. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. ALL FORWARD-LOOKING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY THIS CAUTIONARY STATEMENT, AND WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE THIS PRESS RELEASE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF, EXCEPT AS REQUIRED BY APPLICABLE LAW.

NO ACTION HAS BEEN TAKEN BY THE ISSUER, THE JOINT BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES OR ANY PERSON ACTING ON ITS OR THEIR BEHALF THAT WOULD PERMIT AN OFFERING OF THE BONDS OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE BONDS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

THIS PRESS RELEASE IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, DIRECTLY OR INDIRECTLY IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA, JAPAN, THE RUSSIAN FEDERATION OR SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH PUBLICATION, RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL. THIS PRESS RELEASE IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL.

THIS PRESS RELEASE AND THE OFFERING WHEN MADE ARE ONLY ADDRESSED TO, AND DIRECTED IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE “EEA”) AND THE UNITED KINGDOM AT PERSONS WHO ARE “QUALIFIED INVESTORS” WITHIN THE MEANING OF THE PROSPECTUS REGULATION (“QUALIFIED INVESTORS”). FOR THESE PURPOSES, THE EXPRESSION “PROSPECTUS REGULATION” MEANS REGULATION (EU) 2017/1129 AND REGULATION (EU) 2017/1129 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE “EUWA”).

SOLELY FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS CONTAINED WITHIN: (A) EU DIRECTIVE 2014/65/EU ON MARKETS IN FINANCIAL INSTRUMENTS, AS AMENDED (“MIFID II”); (B) ARTICLES 9 AND 10 OF COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 SUPPLEMENTING MIFID II; (C) LOCAL IMPLEMENTING MEASURES IN THE EEA; (D) REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA (“UK MIFIR”); AND (E) THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (TOGETHER, THE “PRODUCT GOVERNANCE REQUIREMENTS”), AND DISCLAIMING ALL AND ANY LIABILITY, WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE, WHICH ANY “MANUFACTURER” (FOR THE PURPOSES OF THE PRODUCT

GOVERNANCE REQUIREMENTS) MAY OTHERWISE HAVE WITH RESPECT THERETO, THE BONDS HAVE BEEN SUBJECT TO A PRODUCT APPROVAL PROCESS, WHICH HAS DETERMINED THAT: (I) THE TARGET MARKET FOR THE BONDS IS (A) IN THE EEA, ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY, EACH AS DEFINED IN MIFID II AND (B) IN THE UNITED KINGDOM, ELIGIBLE COUNTERPARTIES (AS DEFINED IN THE FCA HANDBOOK CONDUCT OF BUSINESS SOURCEBOOK) AND PROFESSIONAL CLIENTS (AS DEFINED IN UK MIFIR); AND (II) ALL CHANNELS FOR DISTRIBUTION OF THE BONDS TO ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ARE APPROPRIATE. ANY PERSON SUBSEQUENTLY OFFERING, SELLING OR RECOMMENDING THE BONDS (A “DISTRIBUTOR”) SHOULD TAKE INTO CONSIDERATION THE MANUFACTURERS’ TARGET MARKET ASSESSMENT; HOWEVER, A DISTRIBUTOR SUBJECT TO MIFID II OR THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE BONDS (BY EITHER ADOPTING OR REFINING THE MANUFACTURERS’ TARGET MARKET ASSESSMENT) AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.

THE TARGET MARKET ASSESSMENT IS WITHOUT PREJUDICE TO THE REQUIREMENTS OF ANY CONTRACTUAL OR LEGAL SELLING RESTRICTIONS IN RELATION TO ANY OFFERING OF THE BONDS.

FOR THE AVOIDANCE OF DOUBT, THE TARGET MARKET ASSESSMENT DOES NOT CONSTITUTE: (A) AN ASSESSMENT OF SUITABILITY OR APPROPRIATENESS FOR THE PURPOSES OF MIFID II OR UK MIFIR; OR (B) A RECOMMENDATION TO ANY INVESTOR OR GROUP OF INVESTORS TO INVEST IN, OR PURCHASE, OR TAKE ANY OTHER ACTION WHATSOEVER WITH RESPECT TO THE BONDS.

THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS (A) IN THE EEA, A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF MIFID II; OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II AND (B) IN THE UNITED KINGDOM, A PERSON WHO IS ONE (OR MORE) OF (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE “FSMA”) AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED (THE “PRIIPS REGULATION”) OR THE PRIIPS REGULATION AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUWA (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA OR THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION AND/OR THE UK PRIIPS REGULATION.

IN ADDITION, IN THE UNITED KINGDOM THIS PRESS RELEASE IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT, QUALIFIED INVESTORS (I) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”) AND QUALIFIED INVESTORS FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER, AND (II) TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON (I) IN THE UNITED KINGDOM, BY PERSONS WHO ARE NOT RELEVANT PERSONS, AND (II) IN ANY MEMBER STATE OF THE EEA, BY PERSONS WHO ARE NOT QUALIFIED INVESTORS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO (A) RELEVANT PERSONS IN THE UNITED KINGDOM AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UNITED KINGDOM AND (B) QUALIFIED INVESTORS IN MEMBER STATES OF THE EEA.

THIS PRESS RELEASE IS NOT AN OFFER, OR AN INVITATION TO MAKE OFFERS, TO SELL, EXCHANGE OR OTHERWISE TRANSFER SECURITIES IN THE RUSSIAN FEDERATION TO OR FOR THE BENEFIT OF ANY RUSSIAN PERSON OR ENTITY AND DOES NOT CONSTITUTE AN ADVERTISEMENT OR OFFERING OF SECURITIES IN THE RUSSIAN FEDERATION WITHIN THE MEANING OF RUSSIAN SECURITIES LAWS. INFORMATION CONTAINED IN THIS PRESS RELEASE IS NOT INTENDED FOR ANY PERSONS IN THE RUSSIAN FEDERATION WHO ARE NOT “QUALIFIED INVESTORS” WITHIN THE MEANING OF ARTICLE 51.2 OF THE FEDERAL LAW NO. 39-FZ “ON THE SECURITIES MARKET” DATED 22 APRIL 1996, AS AMENDED (THE “RUSSIAN QIS”) AND MUST NOT BE DISTRIBUTED OR CIRCULATED INTO RUSSIA OR MADE AVAILABLE IN RUSSIA TO ANY PERSONS WHO ARE NOT RUSSIAN QIS, UNLESS AND TO THE EXTENT THEY ARE OTHERWISE PERMITTED TO ACCESS SUCH INFORMATION UNDER RUSSIAN LAW. THE BONDS HAVE NOT BEEN AND WILL NOT BE REGISTERED OR ADMITTED TO TRADING IN RUSSIA AND ARE NOT INTENDED FOR “PLACEMENT”, “PUBLIC PLACEMENT”, “CIRCULATION” OR “PUBLIC CIRCULATION” IN RUSSIA (EACH AS DEFINED IN RUSSIAN SECURITIES LAWS) BY ANY MEANS UNLESS AND TO THE EXTENT OTHERWISE PERMITTED UNDER RUSSIAN LAW. THIS PRESS RELEASE MAY NOT CORRESPOND TO THE RISK PROFILE OF A PARTICULAR INVESTOR, DOES NOT TAKE INTO ACCOUNT ONE’S PERSONAL PREFERENCES AND EXPECTATIONS ON RISK AND/OR PROFITABILITY AND DOES NOT CONSTITUTE AN INDIVIDUAL INVESTMENT RECOMMENDATION FOR THE PURPOSES OF RUSSIAN LAW.

NO ISSUE OR OFFER OR INVITATION TO SUBSCRIBE OR PURCHASE OR OTHERWISE PROCURE SUBSCRIBERS OR PURCHASERS FOR THE BONDS WITHIN OR IN CYPRUS IS MADE EXCEPT IN COMPLIANCE WITH THE PROVISIONS OF THE PUBLIC OFFER AND PROSPECTUS LAW, LAW 114(I)/2005 OR THE COMPANIES LAW, CAP 113 OF THE LAWS OF CYPRUS, AS AMENDED. WITHOUT PREJUDICE TO THE FOREGOING, THE BONDS SHALL NOT BE ADVERTISED, OFFERED, TRANSFERRED OR SOLD AS PART OF THEIR INITIAL DISTRIBUTION OR AT ANY TIME THEREAFTER TO OR FOR THE BENEFIT OF ANY PERSONS (INCLUDING LEGAL AND NON-LEGAL ENTITIES) RESIDENT, INCORPORATED, ESTABLISHED, DOMICILED OR HAVING THEIR USUAL RESIDENCE IN CYPRUS OR TO ANY SUCH PERSON LOCATED WITHIN THE TERRITORY OF CYPRUS EXCEPT TO THE EXTENT PERMITTED BY AND IN ACCORDANCE WITH CYPRUS LAW AND REGULATIONS. THE BONDS HAVE NOT BEEN REGISTERED AND THE FINAL VERSION OF THE TERMS AND CONDITIONS OF THE BONDS WILL NOT BE APPROVED BY THE CYPRUS SECURITIES AND EXCHANGE COMMISSION UNDER THE PUBLIC OFFER AND PROSPECTUS LAW.